Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

T: 617-951-7000

F: 617-951-7050

Sarah Clinton

617-951-7375

Sarah.Clinton@ropesgray.com

June 19, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Laura Hatch

Re: GMO Trust (File Nos. 002-98772 and 811-04347) and GMO Series Trust (File Nos. 333-174627 and 811-22564) (each, as applicable, the “Registrant” and together, the “Registrants”)

Ladies and Gentlemen:

On March 31, 2015, Ms. Laura Hatch (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Sarah Clinton and Stephen D. Adams of Ropes & Gray LLP regarding (i) the February 28, 2014 Annual Reports to shareholders of GMO Trust, filed under the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-CSR on May 2, 2014 for each series of GMO Trust listed in Appendix A (each, an “Institutional Fund”); and (ii) the April 30, 2014 Annual Reports to shareholders of GMO Series Trust, filed under the 1940 Act on Form N-CSR on June 27, 2014 for each series of GMO Series Trust listed in Appendix B (each, a “Series Trust Fund,” and collectively, with the Institutional Funds, the “Funds”).

The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence. Accordingly, responses to the Staff Reviewer’s comments on the Annual Reports are set forth below.

GMO Series Trust

1. Note 1 to the Financial Statements states that each Series Trust Fund invests substantially all of its assets in shares of an Institutional Fund. Please note the Staff’s position in the November 7,

1997 Dear CFO Letter that a feeder fund should consider accompanying its financial statements with those of the master fund. In addition, please describe how the expenses of the Institutional Funds are reflected in the Statements of Operations for the Series Trust Funds.

Response: The Registrant acknowledges the Staff’s position in the Dear CFO Letter that “[w]hen a top tier fund has a significant amount of its portfolio invested in a single underlying fund. . ., registrants should consider providing additional financial information to shareholders” and that, as an example, the “top tier fund should consider accompanying its financial statements with those of the underlying fund.” The Registrant notes that the Annual Reports of the Series Trust Funds state that the financial statements of the corresponding Institutional Funds and the other GMO Trust Funds in which such Institutional Funds invest (the “Underlying Funds”) should be read in conjunction with the Series Trust Fund’s financial statements. The Annual Reports of the Institutional Funds and Underlying Funds are made available to investors via request at no cost, are available on GMO’s website, and are publicly available on the SEC’s website. Additionally, the Registrant notes that it provides additional financial information to shareholders through the presentation of certain information (e.g., investment concentration) on a look-through basis and presentation of additional selected information about the Institutional Funds and their Underlying Funds (e.g., indirect investment risks, valuation methodologies, expenses, portfolio turnover, premium on cash purchases, and fee on cash redemptions) in the Series Trust Fund Annual Reports.

With respect to the Institutional Funds’ expenses, the Registrant notes that it applies fund-of-funds accounting to the Series Trust Funds rather than master-feeder accounting and that the expenses presented in each Series Trust Fund’s Statement of Operations reflect the direct expenses of that particular Fund and are consistent with fund-of-fund accounting requirements. The fees and expenses that the Series Trust Funds incur indirectly as shareholders in the Institutional Funds and Underlying Funds are provided in the “Indirect expenses” section of Note 11 to the Financial Statements.

2. Note 1 to the Financial Statements further states that each Institutional Fund in which a Series Trust Fund invests is a fund of funds that invests primarily in shares of Underlying Funds. Please confirm that the fee tables in the GMO Series Trust prospectus reflect the management fees and acquired fund fees associated with both the Institutional Funds and Underlying Funds.

Response: The Registrant confirms that the management fees and acquired fund fees associated with the Institutional Funds and Underlying Funds are reflected in the fee tables in the GMO Series Trust prospectus. In accordance with the requirements of Form N-1A, the management fee line item in each fee table reflects the aggregate management fee for both the Series Trust Fund and the corresponding Institutional Fund, while the acquired fund fees and expenses line item reflects the management fees and other fees and expenses associated with the Underlying Funds.

GMO Trust

3. In the Management Discussion and Analysis of Fund Performance (“MDFP”) for each Fund, please consider a more detailed discussion regarding current market conditions and other factors that affected the Fund’s performance during the period. In accordance with the Staff’s letter to the Investment Company Institute dated July 30, 2010, for any Fund for which all or a significant portion of the Fund’s realized gain or loss is due to the performance of the Fund’s derivatives positions (e.g., GMO Alpha Only Fund, GMO Alternative Asset Opportunity Fund, and GMO Special Situations Fund), please discuss the impact of the performance of the Fund’s derivative positions in the MDFP.

Response: The Registrant submits that, in accordance with Item 27(b)(7) of Form N-1A, each Fund’s Annual Report includes discussion of the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser. The Registrant acknowledges the Staff’s suggestion to discuss the impact of the performance of derivative positions in the MDFP for any Fund for which all or a significant portion of the Fund’s realized gain or loss is due to the performance of the Fund’s derivative positions.

GMO Trust and GMO Series Trust

4. For GMO Benchmark-Free Fund, GMO Benchmark-Free Allocation Fund, GMO Benchmark-Free Allocation Series Fund, and GMO Global Asset Allocation Series Fund, footnotes to the Investment Concentration Summary—Asset Class Summary tables indicate that the tables incorporate exposure resulting from investments in shares of the underlying Institutional Funds (with respect to the relevant Series Trust Funds) and Underlying Funds, except for GMO Alpha Only Fund (“Alpha Only Fund”). Similarly, for GMO Benchmark-Free Fund, GMO Benchmark-Free Allocation Fund, GMO Global Asset Allocation Fund, GMO Benchmark-Free Allocation Series Fund, and GMO Global Asset Allocation Series Fund, footnotes to the Investment Concentration Summary—Country/Region Summary tables indicate that the tables incorporate country exposure resulting from investments in shares of the underlying Institutional Funds (with respect to the relevant Series Trust Funds) and Underlying Funds, except for Alpha Only Fund and, with respect to the Country/Region Summary table for GMO Benchmark-Free Fund, GMO Global Asset Allocation Fund, and GMO Global Asset Allocation Series Fund, GMO Special Situations Fund (“Special Situations Fund”). Please explain why Alpha Only Fund’s and Special Situations Fund’s exposure has been excluded from those tables.

Response: The Asset Class Summary tables for the above-referenced Funds exclude the exposure resulting from investment in shares of Alpha Only Fund because the investment program of Alpha Only Fund involves both long and short exposures, which netted to a negligible amount of exposure in total as of February 28, 2014 and April 30, 2014. Management determined that including the indirect exposures generated by Alpha Only Fund would affect the table’s ability to convey the true indirect asset exposures of each Fund.

The Country/Region Summary tables for the above-referenced Funds exclude the indirect country exposure generated by investments in Alpha Only Fund and Special Situations Fund because Alpha Only Fund and Special Situations Fund typically use derivative financial instruments to reduce their respective country exposure to a negligible amount. The Country/Region Summary tables exclude certain derivative financial instruments; therefore, management determined that including the indirect exposures from Alpha Only Fund and Special Situations Fund in the table would distort the absolute exposures for each Fund as of February 28, 2014 and April 30, 2014.

5. In connection with comparing the Financial Highlights from the Annual Reports to the fee tables in the GMO Trust and GMO Series Trust prospectuses, the Staff Reviewer attempted to recalculate the expense examples in each prospectus based on the fees provided in the fee tables in the prospectus and was not able to replicate the calculations (the expense examples appeared to be slightly overstated). Please explain the discrepancy.

Response: The Registrant notes that fee example discrepancies can result when using the fee ratios disclosed in the prospectuses due to the fact that a number of Institutional Funds and Series Trust Funds (“Investing Funds”) invest some or most of their assets in Underlying Funds. The ratios disclosed in the fee tables in the prospectuses reflect fee waivers or reimbursements of any Underlying Funds held by the Investing Funds. Since the waivers and reimbursements are effective only through the date noted in the footnotes to the expense table (typically a one-year period), only the one-year expense examples include the Underlying Fund fee waivers and reimbursements. The Underlying Fund fee waivers and reimbursements are not included in the three-, five-, and ten-year expense examples. As such, the fee ratios used for purposes of computing the Investing Funds’ expense examples, other than the one-year example, are based on “grossed-up” fees not disclosed in the prospectuses.

*        *        *         *        *        *

As requested, on behalf of the Registrants, we acknowledge that: (i) the SEC is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Registrants will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7375.

Very truly yours,

/s/ Sarah Clinton

Sarah Clinton

cc:

J.B. Kittredge, Esq.

Jason Harrison, Esq.

Meta S. David, Esq.

Thomas R. Hiller, Esq.

Renee Laws, Esq.

Appendix A: GMO Trust Funds

Alpha Only Fund

Alternative Asset Opportunity Fund (predecessor to Systematic Global Macro Opportunity Fund)

Benchmark-Free Allocation Fund

Benchmark-Free Fund

Currency Hedged International Equity Fund (since liquidated)

Developed World Stock Fund

Global Asset Allocation Fund

Global Developed Equity Allocation Fund

Global Equity Allocation Fund

Implementation Fund

International Developed Equity Allocation Fund

International Equity Allocation Fund

International Equity Fund

International Large/Mid Cap Equity Fund

International Small Companies Fund

Quality Fund

Resources Fund

Risk Premium Fund

Special Situations Fund (since liquidated)

Strategic Opportunities Allocation Fund

Tax-Managed International Equities Fund

U.S. Core Equity Fund (predecessor to U.S. Equity Allocation Fund)

Appendix A

Appendix B: GMO Series Trust Funds

Benchmark-Free Allocation Series Fund

Global Asset Allocation Series Fund

Global Equity Allocation Series Fund

International Equity Allocation Series Fund

Appendix B